EXCEED COMPANY LIMITED
FOURTH QUARTER AND FULL YEAR 2010 FINANCIAL RESULTS
Revenue up 29.9% year-over-year to RMB2,698.9 million, exceeding guidance
Net profit up 41.8% year-over-year to RMB351.6 million

Fujian, China, April 5, 2011 – Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of “Xidelong” brand – one of the leading domestic sportswear brands in China, today released its financial results for the fourth quarter and full year ended December 31, 2010.

Financial Highlights – Fourth Quarter ended December 31, 2010 (unaudited)

•	Revenue was RMB 656.0 million (US$99.4 million)1, representing a 9.4% year-over-year increase.

•	Gross profit was RMB 198.4 million (US$30.1 million), representing a 10.9% year-over-year increase. Gross margin increased to 30.2% from 29.8% for the same period in the fiscal year 2009.

•	Operating profit was RMB 86.1 million (US$13.0 million), representing a 1.8% year-over-year increase.

•	Net profit was RMB73.0 million (US$11.1 million), representing a 9.0% year-over-year decrease.
Financial Highlights – Full Year ended December 31, 2010 (audited)
•	Revenue was RMB2,698.9 million (US$408.9 million), representing a 29.9% year-over-year increase.

•	Gross profit was RMB841.6 million (US$127.5 million), representing a 37.3% year-over-year increase. Gross margin increased to 31.2% from 29.5% for the same period in the fiscal year 2009.

•	Operating profit was RMB409.8 million (US$62.1 million), representing a 45.7% year-over-year increase.

•	Net profit was RMB351.6 million (US$53.3 million), representing a 41.8% year-over-year increase.

1 The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.60, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on December 31, 2010. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2010.

Mr. Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “We are pleased to report a strong top- and bottom-line performance for the fourth quarter and full year 2010, supported by continued execution of our strategy to develop and enhance our brand, our products and our sales channels.  Our results demonstrate the success of our “happy lifestyle” brand positioning, which has helped us to gain traction among a wide range of consumers, including the younger generation, which represent the fastest growing segment of the sportswear market in China.  This growing brand recognition, coupled with the expansion of our product offering, has resulted in increased customer demand and higher average selling price (“ASP”) of our products.

“The strong demand from consumers has supported the continued expansion of the Xidelong retail network, as reflected by the increase in both the number and size of retail stores in 2010.  In addition, we have continued to broaden our geographical footprint, especially within the rapidly growing third-tier cities in China, which will enable us to capture the opportunities from the rising disposable income in these regions.

“Our strong performance in 2010 and the increased demand for our products, as demonstrated by the orders placed for our products in our recent 2011 autumn sales fair, indicate continued opportunities for growth.  We will aim to capitalize on these opportunities by executing our proven strategy, focusing on cost controls and increasing brand awareness, which we believe will allow us to continue our revenue and income growth in the year ahead.”
Unaudited Fourth Quarter and Audited Fiscal Year 2010 Financial Results

Revenue breakdown

	Quarter Ended
	Dec 31, 2010 USD’000	Dec 31, 2010 RMB’000	% of Revenue	Dec 31, 2009 RMB’000	% of Revenue	Fourth Quarter YoY Growth
Footwear	42,439	280,095	42.7%	310,717	51.8%	-9.9%
Apparel	55,675	367,455	56.0%	277,916	46.4%	32.2%
Accessories	1,278	8,437	1.3%	10,777	1.8%	-21.7%
Total	99,392	655,987	100.0%	599,410	100.0%	9.4%
	Year Ended
	Dec 31, 2010 USD’000	Dec 31, 2010 RMB’000	% of Revenue	Dec 31, 2009 RMB’000	% of Revenue	Fiscal Year YoY Growth
Footwear	191,876	1,266,378	46.9%	1,102,280	53.0%	14.9%
Apparel	212,683	1,403,708	52.0%	948,738	45.7%	48.0%
Accessories	4,364	28,805	1.1%	26,940	1.3%	6.9%
Total	408,923	2,698,891	100.0%	2,077,958	100.0%	29.9%

Revenue. Revenue for the fourth quarter of 2010 was RMB656.0 million (US$99.4 million), representing a year-over-year increase of 9.4% from RMB599.4 million for the same period in 2009.

Revenue for 2010 was RMB2,698.9 million (US$408.9 million), representing a year-over-year increase of 29.9% from RMB2,078.0 million in 2009.

The increase in revenue in the fourth quarter and full year was primarily driven by results from the new advertising and promotional campaign, as well as the successful launch of a new series of apparel and footwear products. Beginning in 2010, we have used the phrase “happy lifestyle” as the main theme in our Xidelong brand promotional activities and product offerings. The strong demand from consumers encouraged the expansion of the Xidelong retail network by our distributors. In the fourth quarter of 2010, 139 Xidelong retail stores were opened, compared to 57 Xidelong retail stores opened in the same period of 2009. For the full year, the number of the Xidelong retail stores increased by 639 from 3,694 as of December 31, 2009 to 4,333 as of December 31, 2010.

•
Footwear. Footwear accounted for 42.7% and 46.9% of revenue for the fourth quarter and full year ended December 31, 2010, respectively, and principally includes seven categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear and outdoor footwear. A portion of our footwear production is outsourced.

Revenue from footwear for the fourth quarter of 2010 was RMB280.1 million (US$42.4 million), a decrease of 9.9% from RMB310.7 million for the same period in 2009. The sales volume in the fourth quarter 2010 decreased by 12.7% year-over-year, as the delivery schedule shifted, and more products were delivered earlier in the year. The ASP was increased by 3.3% year-over-year.

Revenue from footwear for 2010 was RMB1,266.4 million (US$191.9 million), a 14.9% increase from RMB1,102.3 million in the fiscal year 2009, primarily due to a 4.6% increase in ASP and a 9.8% increase in sales volume. The increase in revenue was driven by strong growth in sales of a new series of running and leisure footwear and, to a lesser extent, the effect of our “happy lifestyle” marketing theme. Furthermore, our continuous marketing and brand promotion efforts resulted in an increase in ASP, which also contributed to the increase in overall footwear revenue.

•
Apparel. Sports apparel accounted for 56.0% and 52.0% of revenue for the fourth quarter and full year ended December 31, 2010, respectively, and principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel for the fourth quarter of 2010 was RMB367.5 million (US$55.7 million), an increase of 32.2% from RMB277.9 million for the same period in 2009. This increase was primarily due to a 32.0% increase in sales volume and a slight increase in ASP.

Revenue from apparel for 2010 was RMB1,403.7 million (US$212.7 million), a 48.0% increase from RMB948.7 million in the fiscal year 2009. This increase was primarily due to a 36.2 % increase in sales volume and a 8.6% increase in ASP. An increase in product varieties, particularly the new lifestyle apparel products, resulted in stronger demand from consumers. In addition, an increase in the average size of Xidelong retail stores and the larger display areas for apparel has attracted more customer traffic. The increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to the increase in ASP.

•
Accessories. Accessories accounted for 1.3% and 1.1% of revenue for the fourth quarter and full year ended December 31, 2010, respectively, and principally includes bags, socks, hats and caps. Our accessories production is entirely outsourced.

Revenue from accessories for the fourth quarter of 2010 was RMB8.4 million (US$1.3 million), a decrease of 21.7% from RMB10.8 million for the same period in 2009.

Revenue from accessories for 2010 was RMB28.8 million (US$4.4 million), a 6.9% increase from RMB26.9 million in the fiscal year 2009.  This increase was primarily driven by an increase in product varieties.

Gross profit and Gross profit margin. Gross profit for the fourth quarter of 2010 increased by 10.9% to RMB198.4 million (US$30.1 million) from RMB178.9 million for the same period in 2009. Gross margin was increased to 30.2% from 29.8% for the same period in 2009.

Gross profit for 2010 increased by 37.3% to RMB841.6 million (US$127.5 million) from RMB613.1 million in the fiscal year 2009, primarily as a result of the increase in sales. Gross margin for 2010 was increased to 31.2% from 29.5% in the fiscal year 2009. The increase in gross margin for the fourth quarter and full year was primarily due to the increase in the ASP of our footwear and apparel products. The successful new advertising and promotion campaign that we initiated in 2010 has enhanced our brand recognition, allowing us to offer more lifestyle apparel products at higher prices. In addition, a portion of our footwear products were manufactured in-house, and cost controls within our footwear production process improved, further enhancing the overall gross margin in these periods.

Other income and gains. Other income and gains decreased by 78.0% to RMB1.2 million (US$179,000) for the fourth quarter of 2010 from RMB5.4 million for the same period in 2009. In 2009, we recorded a gain from the reversal of over-provision for aborted IPO expenses of RMB5.1 million for the fourth quarter in 2009. No similar gain was recorded in the fourth quarter of 2010, during which other income and gains consisted solely of bank interest income.

Other income and gains increased by 8.5% to RMB6.4 million (US$1.0 million) in the fiscal year 2010 from RMB5.9 million in the fiscal year 2009. Other income and gains in 2010 included an award of RMB4.1 million (US$0.6 million) from the Jinjiang local government for our successful listing on the NASDAQ and interest income of RMB2.4 million (US$0.4 million). In 2009, we recorded a gain from the reversal of over-provision for aborted IPO expenses of RMB5.1 million in the fiscal year 2009. No similar gain was recorded in the fiscal year 2010.

Operating expenses. Total operating expenses for the fourth quarter of 2010 was RMB113.5 million (US$17.2 million), an increase of approximately 13.8% from RMB99.7 million for the same period in 2009. Total operating expenses for the fiscal year 2010 was RMB438.2 million (US$66.4 million), increased by approximately 29.8% from RMB337.6 million for the same period in 2009.

•        Selling and distribution costs. Selling and distribution costs for the fourth quarter of 2010 was RMB81.1 million (US$12.3 million), a slight increase from RMB80.7 million for the same period in 2009.

Selling and distribution costs for 2010 was RMB339.6 million (US$51.5 million), an increase of 26.7% from RMB268.1 million in the fiscal year 2009. This increase was primarily due to increases in advertising and promotional expenses. Advertising and promotional expenses increased by 27.8% from RMB247.9 million in 2009 to RMB316.8 million (US$48.0 million) in 2010 primarily because we invested more resources on marketing and advertising activities to increase our brand recognition and market penetration. As a percentage of sales, advertising and promotional expenses remained fairly stable at approximately 12% in both 2009 and 2010. In 2010, our advertising and promotional activities included the engagement of By2 as our official product series spokesperson, the sponsorship of the “Inter-City” television program, a popular entertainment show featuring athletic challenges that has aired on channels CCTV 1 and 5 since early 2010, and acting as the first official partner of the Nationwide “Fitness for All” Sports Campaign.

•        Administrative expenses. Administrative expenses for the fourth quarter of 2010 was RMB23.0 million (US$3.5 million), an increase of 63.1% from RMB14.1 million for the same period in 2009, primarily due to the increased legal and consulting fees and other professional fees after the NASDAQ listing.

Administrative expenses for 2010 was RMB57.8 million (US$8.8 million), an increase of 29.9% from RMB44.5 million in the fiscal year 2009, primarily due to an increase in share-based compensation expense, legal and consulting fees and other professional fees after the NASDAQ listing and salaries of administrative staff, which was partially offset by a decrease in listing expenses.

•        Research and development expenses. Research and development expenses for the fourth quarter of 2010 was RMB9.4 million (US$1.4 million), an increase of 91.6% from RMB4.9 million for the same period in 2009.

Research and development expenses for 2010 was RMB40.8 million (US$6.2 million), an increase of 63.4% from RMB25.0 million in the fiscal year 2009. The increase in research and development expenses for the fourth quarter and full year were primarily due to the continued investment in the design of new products and product parts to improve our product offering, as well as our research and development efforts with the China Institute of Sport Science.

Finance costs. Finance costs for the fourth quarter of 2010 was RMB243,000 (US$37,000), a decrease of 92.0% from RMB3.1 million for the same period in 2009.

Finance costs for 2010 was RMB1.9 million (US$0.3 million), a decrease of 93.6% from RMB29.6 million in the fiscal year 2009, primarily due to preferred shares issued to Elevatech on March 28, 2008, which carried an interest rate of 12%, were redeemed at the time of our business combination in late 2009.

Profit before tax. As a result of the foregoing, profit before tax for the fourth quarter of 2010 was RMB85.9 million (US$13.0 million), an increase of 5.3% from RMB81.5 million for the same period in 2009. Profit before tax for 2010 was RMB407.9 million (US$61.8 million), an increase of 62.0% from RMB251.8 million in the fiscal year 2009.

Tax. Tax expenses were RMB12.9 million (US$2.0 million), compared to RMB1.3 million for the fourth quarter in 2009. The effective tax rate for the fourth quarter of 2009 and 2010 were 1.6% and 15.0%, respectively.

Tax expenses for 2010 were RMB56.3 million (US$8.5 million), compared to RMB3.8 million in the fiscal year 2009.  The increase in fourth quarter and full year tax expenses was primarily because the full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. Xidelong (China) Co. Ltd. is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for 2009 and 2010 were 1.5% and 13.8%, respectively.

Profit. As a result of the above factors, profit for the fourth quarter of 2010 was RMB73.0 million (US$11.1 million), a decrease of 9.0% from RMB80.2 million for the same period in 2009.

Profit for 2010 was RMB351.6 million (US$53.3 million), an increase of 41.8% from RMB248.0 million in the fiscal year 2009.

Balance Sheet
Inventory. The average inventory turnover days for the fourth quarter of 2010 and 2009 were 13 days and 16 days, respectively. The average inventory turnover days for the fiscal year 2010 and 2009 were 10 days and 18 days, respectively. Inventory turnover days decreased mainly due to better production planning, procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the fourth quarter of 2010 and 2009 were 84 days and 109 days, respectively. The average trade receivables turnover days for the fiscal year 2010 and 2009 were 96 days. We have reviewed and tightened our credit control policy in 2010, as a result, the trade receivables balance decreased to RMB611.7 million as of December 31, 2010, from RMB812.7 million as of December 31, 2009. We will continue our efforts to maintain tight control on trade receivables balance.

Trade payables. The average trade payables turnover days for the fourth quarter of 2010 and 2009 were 24 days and 55 days, respectively. The average trade payables turnover days for the fiscal year 2010 and 2009 were 30 days and 40 days, respectively. Average trade payables turnover days decreased as a result of our decision to opt for the bulk purchase discounts offered by our suppliers in exchange for quicker payment for raw materials and products.

Cash and bank balances and pledged time deposits. Cash and bank balances and pledged time deposits increased to RMB762.8 million (US$115.6 million) as of December 31, 2010 from RMB655.7 million (US$99.3 million) as of September 30, 2010, and from RMB277.2 million (US$42.0 million) as of December 31, 2009, primarily as a result of shorter payment time from our distributors.

Cash Flow
Cash inflow from operations for the fourth quarter of 2010 was RMB116.8 million (US$17.7 million) compared to an outflow of RMB174.6 million for the same period in 2009.

Cash inflow from operations for 2010 was RMB538.5 million (US$81.6 million) compared to an outflow of RMB155.7 million in the fiscal year 2009. The changes were mainly due to revenue growth as well as improvement on trade receivables with shorter payment time from our distributors.

Business Highlights and Outlook

•	2011 Autumn collection sales fair
■
2011 Autumn sales fair was held at the Company's headquarters in Jinjiang in mid-January 2011. The total value of the wholesale orders placed at the sales fair grew by approximately 23% over the same sales fair last year.

•	Expansion of sales and distribution network
■	There were 4,333 Xidelong retail stores as of December 31, 2010, an increase of 639 compared with the number as of December 31, 2009. During the fourth quarter, 139 retail stores were added.
■
The Company continued to deepen penetration into new cities, with focus on third-tier cities in affluent provinces such as Guangdong, Jiangsu and Zhejiang provinces. From December 31, 2009 to December 31, 2010, 148 new stores were opened in these provinces.

•	Marketing initiatives and brand recognition
■
The Company has been using the “happy lifestyle” theme in promotional activities and product offerings and engaged a new product spokesperson, By2, a popular Taiwan-based musical group, in May 2010 to align product image and offerings. The Company will maintain these new promotional initiatives as they have been effective in enhancing the "Xidelong" brand image and have helped to support our strong results.

■
The Company was named, alongside other leading sportswear brands Li Ning and ANTA, as one of China's "Top Ten Sport-footwear Enterprises" and among the "100 Most Valuable Brands of 2010 in the Footwear Industry" by the National Productivity Center of the Leather and Footwear Industry

■
The Company received the Outstanding Contribution Award from the General Administration of Sport of China－the official name of China national sports council – for its support of the “Fitness for All Campaign – Walking to 100 Universities” program. The Company will continue to sponsor the “Fitness for All” program in 2011.

•	Transfer to NASDAQ Global Select Market
■	Effective January 3, 2011, the Nasdaq Stock Market transferred the listing of Exceed’s securities to the Nasdaq Global Select Market from the Nasdaq Global Market.

First Quarter Fiscal 2011 Guidance

Exceed expects to generate net revenues in the range of RMB718.0 million to RMB729.4 million in the first quarter of 2011, representing an approximately year-over-year increase of 26% to 28%, as compared with RMB569.8 million in the same period of 2010. This represents the Company’s preliminary estimates, and is subject to change.

Investor Conference Call / Webcast Details
The Company’s senior management will host a conference call on Wednesday, April 6, 2011 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss the Company’s fiscal year 2010 financial results and recent business activity. The conference call may be accessed by dialing:
		Toll Free	Toll
►	United States	1 866 519 4004
►	China	800 819 0121
►	China (Mobile)	400 620 8038
►	Hong Kong	800 930 346	852 2475 0994
►	United Kingdom	0808 234 6646
►	International		1 718 354 1231
Participant Passcode “EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Wednesday, April 13, 2011:
		Toll Free	Toll
►	United States/International	1 866 214 5335	1 718 354 1232
►	China	10800 714 0386/ 10800 140 0386
►	Hong Kong	800 901 596
►	United Kingdom	0800 731 7846
Participant Passcode		51667350

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.
Contacts:
Taylor Rafferty (HK):	Taylor Rafferty (US):
Mahmoud Siddig	Delia Cannan
+852 3196 3712	+1 (212) 889-4350
Exceed@Taylor-Rafferty.com	Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31			Three months ended December 31
	2010	2010	2009	2010	2010	2009
	US$'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	408,923	2,698,891	2,077,958	99,392	655,987	599,410

Cost of sales	(281,402)	(1,857,251)	(1,464,856)	(69,328)	(457,565)	(420,490)

Gross profit	127,521	841,640	613,102	30,064	198,422	178,920

Other income and gains	972	6,416	5,855	179	1,183	5,366
Selling and distribution costs	(51,460)	(339,637)	(268,123)	(12,283)	(81,065)	(80,684)
Administrative expenses	(8,760)	(57,814)	(44,509)	(3,483)	(22,993)	(14,098)
Research and development expenses	(6,179)	(40,783)	(24,953)	(1,429)	(9,432)	(4,924)

OPEARTING PROFIT	62,094	409,822	281,372	13,048	86,115	84,580

Finance costs	(287)	(1,893)	(29,566)	(37)	(243)	(3,051)
Share of loss in jointly-controlled entity	(3)	(17)	(16)	-	-	(16)

PROFIT BEFORE TAX	61,804	407,912	251,790	13,011	85,872	81,513

Tax	(8,526)	(56,274)	(3,771)	(1,950)	(12,871)	(1,300)

PROFIT FOR THE YEAR/PERIOD	53,278	351,638	248,019	11,061	73,001	80,213

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

				As of
	As of December 31			September 30
	2010	2010	2009	2010
	US$'000	RMB'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	39,994	263,958	272,578	265,119
Prepaid land lease payments	4,333	28,599	29,347	28,786
Deposit paid for acquisition of land use rights	1,909	12,600	-	12,000
Total non-current assets	46,236	305,157	301,925	305,905

CURRENT ASSETS
Inventories	6,780	44,747	55,966	85,606
Trade receivables	92,676	611,660	812,747	585,921
Prepayments, deposits and other receivables	2,998	19,788	19,840	33,484
Due from a shareholder	-	-	103	-
Pledged bank deposits	-	-	15,000	-
Cash and bank balances	115,575	762,798	262,204	655,704
Total current assets	218,029	1,438,993	1,165,860	1,360,715

CURRENT LIABILITIES
Trade and bills payables	16,819	111,001	195,538	122,932
Deposits received, other payables and accruals	9,936	65,585	62,842	50,723
Interest-bearing bank borrowings	2,727	18,000	58,000	18,000
Due to a director	-	-	1,687	-
Tax payable	1,948	12,858	1,286	16,637
Total current liabilities	31,430	207,444	319,353	208,292

NET CURRENT ASSETS	186,599	1,231,549	846,507	1,152,423

Net assets	232,835	1,536,706	1,148,432	1,458,328

STOCKHOLDER’S EQUITY
Share capital	3	17	13	17
Retained profits	137,085	904,761	590,226	840,050
Reserves	95,747	631,928	558,193	618,261

Total equity	232,835	1,536,706	1,148,432	1,458,328

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31			Three months ended December 31
	2010	2010	2009	2010	2010	2009
	US$'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow/(outflow) from operating activities	81,594	538,516	(155,747)	17,694	116,780	(174,564)
Net cash outflow from investing activities	(2,830)	(18,676)	(1,563)	(415)	(2,736)	(61)
Net cash inflow/(outflow) from financing activities	(2,520)	(16,633)	299,878	(843)	(5,567)	230,765
Effect of exchange rate changes	(397)	(2,613)	(432)	(210)	(1,383)	(418)

Net increase in cash and cash equivalents	75,847	500,594	142,136	16,226	107,094	55,722
Cash at beginning of the year/period	39,728	262,204	120,068	99,349	655,704	206,482
Cash at end of the year/period	115,575	762,798	262,204	115,575	762,798	262,204